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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                           J. Alexander's Corporation
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                                (Name of Issuer)



                                  Common Stock
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                         (Title of Class of Securities)


                                    466096104
                     ----------------------------------------
                                 (CUSIP Number)



                                E. Townes Duncan
                      30 Burton Hills Boulevard, Suite 100
                           Nashville, Tennessee 37215
                                 (615) 665-3818
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 21, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (continued on the following pages)

                               (Page 1 of 7 Pages)



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CUSIP No.   466096104                  13D      Page    2     of    7    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Person
          I.R.S. Identification Nos. of Above Person

          E. Townes Duncan
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [  ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          United States
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                       (7)     Sole Voting Power
  Number of                    38,100 shares of Common Stock
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     1,662,146 shares of Common Stock
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   38,100 shares of Common Stock
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               1,662,146 shares of Common Stock
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          1,700,246 shares of Common Stock, consisting of 37,260 shares of Common Stock held directly, which includes 9,000 shares issuable upon the exercise of outstanding stock options, and 1,662,986 shares of Common Stock held indirectly.
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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

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 (13)     Percent of Class Represented by Amount in Row (11)

          25.1% Common Stock
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 (14)     Type of Reporting Person

          IN
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CUSIP No.   466096104                  13D      Page    3     of    7    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Person
          I.R.S. Identification Nos. of Above Person

          Solidus, LLC
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          WC
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [    ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          Tennessee
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                       (7)     Sole Voting Power
  Number of                    0 shares of Common Stock
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     1,655,546 shares of Common Stock
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0 shares of Common Stock
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               1,655,546 shares of Common Stock
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          1,655,546 shares of Common Stock held directly.
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [ X ]

          Excludes shares beneficially owned by its Chief Manager, E. Townes Duncan, personally, either directly or indirectly through his wife, as custodian for minor children or trusts for the benefit of his children.
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          24.4% Common Stock
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

          00

          ---------------------------------------------------------------------



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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 21, 1999, Solidus purchased 94,880 shares of common stock of the Issuer, par value $0.05 per share (the "Common Stock"), by exercising its subscription right pursuant to the Issuer's rights offering at a price of $3.75 per share, for a total consideration of $355,800. The source of funds was the working capital of Solidus.

         In addition, on June 21, 1999, Mr. Duncan exercised all of his rights pursuant to the rights offering to purchase 5,950 shares of the Issuer's Common Stock for $3.75 per share, for a total consideration of $22,312.50. Mr. Duncan made the purchase with his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Each of Mr. Duncan and Solidus holds shares of Common Stock described herein for investment purposes and made the purchases described herein both for investment purposes and to provide the Issuer with additional capital as part of the Issuer's financing plan. Mr. Duncan and Solidus believe that providing additional equity capital to the Issuer will enable the Issuer to carry out its long-term business strategy for the benefit of all the Issuer's shareholders.

         On March 22, 1999, pursuant to a Stock Purchase and Standstill Agreement between Solidus and the Issuer, Solidus purchased 1,086,266 shares of Common Stock, for $3.75 per share, for an aggregate purchase price of $4,073,497.50. Under the terms of that agreement and in addition to the other restrictions described below, Solidus agreed that during the Issuer's rights offering, it would not exercise rights attributable to the 1,086,266 shares of Common Stock purchased on March 22, 1999.

         Pursuant to the Stock Purchase and Standstill Agreement, Solidus agreed that (i) for a period of seven years, Solidus and its affiliates would not acquire or hold more than 33% of the Issuer's Common Stock; (ii) for a period of seven years, Solidus and its affiliates would not solicit proxies for a vote of the shareholders of the Issuer; (iii) for a period of seven years, Solidus and its affiliates would not sell the Issuer's Common Stock, except to the Issuer, a person, entity or group approved by the Issuer or to an affiliate of Solidus; and (iv) the above restrictions on Solidus' ownership and ability to solicit proxies would terminate in the event of certain tender offers or exchange offers, a notice filing with the Department of Justice relating to the acquisition by a third party of more than 15% of the outstanding Common Stock or with the Securities and Exchange Commission relating to the acquisition by a third party of more than 10% of the outstanding Common Stock, the Issuer's proposing or approving a merger or other business combination, or a change to a majority of the Issuer's Board of Directors over a two-year period. Either Mr. Duncan or Solidus may purchase additional shares of Common Stock subject to the foregoing limitations.



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         Except as set forth above, neither Mr. Duncan nor Solidus has plans or proposals with respect to any of the matters set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D.


         ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

                  (a) Mr. Duncan beneficially owns 25.1% of the Issuer's Common Stock (0.56% with sole dispositive power), or 1,700,246 shares of Common Stock, consisting of 37,260 shares of Common Stock held directly, which includes 9,000 shares issuable upon the exercise of stock options, and 1,662,986 shares of Common Stock held indirectly. Mr. Duncan disclaims beneficial ownership of shares of Common Stock held by Solidus in excess of his proportional interest in Solidus

         Solidus beneficially owns 24.4% of the Common Stock of the Issuer (0% with sole dispositive power), or 1,655,546 shares of Common Stock held directly.

                  (b) Mr. Duncan beneficially owns the following number of shares of Common Stock with:

                  Sole Voting Power: 38,100 shares of Common Stock

                  Shared Voting Power: 1,662,146 shares of Common Stock

                  Sole Dispositive Power: 38,100 shares of Common Stock

                  Shared Dispositive Power: 1,662,146 shares of Common Stock

         Mr. Duncan shares voting power and dispositive power with respect to 840 shares held by Mr. Duncan's wife, Ellen Duncan, and with respect to 5,760 shares held in trusts of which Mrs. Duncan is trustee. Mrs. Duncan is a homemaker. Her residence address is 4337 Sneed Road, Nashville, Tennessee 37215-3215. She has no disclosures pursuant to
         Item 2(d) or (e). She is a citizen of the United States.

         Mr. Duncan shares voting power and dispositive power with respect to 1,655,546 shares of Common Stock held by Solidus, of which he is the Chief Manager and a member of the Board of Governors.






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         Solidus beneficially owns the following number of shares of Common
Stock with:

                  Sole Voting Power:  0 shares of Common Stock

                  Shared Voting Power: 1,655,546 shares of Common Stock

                  Sole Dispositive Power:  0 shares of Common Stock

                  Shared Dispositive Power: 1,655,546 shares of Common Stock

         Information with respect to the Board of Governors of Solidus is set forth on Exhibit 2 to the Reporting Person's Schedule 13D filed with the Securities and Exchange Commission on February 1, 1999.

         (c) On April 6, 1999, three trusts, of which Mr. Duncan shares voting and dispositive power and of which his spouse is trustee, purchased an aggregate of 2,250 shares in the open market (750 shares each) for $3.625 per share.

                  On June 21, 1999, Solidus purchased 94,880 shares of Common Stock of the Issuer, and Mr. Duncan purchased 5,950 shares, by exercising rights pursuant to the Issuer's rights offering at a price of $3.75 per share.

         (d)      N/A

         (e)      N/A







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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                         /s/ E. Townes Duncan
                                         ------------------------------------
                                         E. Townes Duncan

Date: June 24, 1999
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